Exhibit (q)(1)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION’S

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

For

MARKET WEALTH PLUS POLICY

Pursuant to Rule 6e-3(T)(b)(12)(iii)

September 10, 2022

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”),1 the administrative practices that will be followed by New York Life Insurance and Annuity Corporation (“NYLIAC”) in connection with certain procedures for NYLIAC’s variable life insurance policy – Market Wealth Plus (the “Policy”). These procedures include the issuance of the Policy by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policy. The procedures are described more specifically in the Registration Statement for the Policy that has been filed with the Securities and Exchange Commission (the “Commission”).2 The prospectus, updating summary prospectus (“USP”), initial summary prospectus (“ISP”), Statement of Additional Information (“SAI”) and contract for the Policy are incorporated by reference into this document. All capitalized terms not otherwise defined herein shall have the same meaning ascribed to such terms in the applicable prospectus, ISP, USP, SAI and/or contract for the Policy.

NYLIAC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1.

Because of the insurance nature of the Policy and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

1 This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts.

2 The registration statement for the Policy is SEC File No. 333-263768. This registration statement (including the applicable prospectus, USP, ISP (the “Prospectuses”), SAI and contract) is incorporated herein by reference. To the extent the Policy differs with regard to issuance, transfer, and redemption procedures, these differences are described in this memorandum, the Prospectuses, SAI and/or the contract.

2.

In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

3.	In general, state insurance laws require that NYLIAC’s procedures be reasonable, fair, and not discriminatory.

4.

Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC’s procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

5.

All transaction requests (for both manual and automatic transactions and authorizations to act on behalf of the policyowner) must be received by NYLIAC in “good order” to be accepted and processed. “Good order” means, without limitation, that NYLIAC has all of the information that it needs, in a form acceptable to NYLIAC, and that all of NYLIAC’s administrative and procedural requirements are met to NYLIAC’s satisfaction.

“Public Offering Price” - Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions such as loan repayment – which do not result in the issuance of a Policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the Policy loan into the Separate Account.

Numerous other Policy transactions are subject to NYLIAC’s administrative procedures, which are subject to change and are not intended to be “frozen” by the terms of this document. These Policy transactions and operations include but are not limited to grace period, lapse and reinstatement, Modified Endowment Contract (“MEC”) and premium limitations and related qualification issues under Section 7702 of the Internal Revenue Code, as amended (the “IRC”), changes in face amount, procedures and methods for payment of life insurance benefits and other Life Insurance Proceeds, the calculation and deduction of the cost of insurance and other policy charges and deductions, etc. These Policy operations and the related administrative procedures may involve not only premium (purchase) procedures but also transfer and/or redemption operations and procedures.

Planned Premium Payments

Premium payment plans, which indicate the amount and frequency of planned premium payments, are selected at the time of application and are subject to certain limitations required by the IRC. The planned premium is set forth in the Policy. Other than the Initial Premium, which must be a minimum of $10,000 paid in the first Policy Year, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the planned premium is not paid, nor does payment of planned premiums guarantee coverage for any period of time. Policy premiums are flexible. Policyowners can select the time and amount of premium paid within limits and may pay premiums according to a schedule. Other than a required initial minimum premium payment, premium payments can vary depending on individual policy specifics such as age, gender, coverage amount and underwriting classification, as well as personal financial considerations. As long as the Policy’s cash surrender value is sufficient to cover the its monthly deductions, the policyowner can increase or decrease payments (within limits) or stop making payments without lapse. Factors considered by NYLIAC in determining the premium payment are age, underwriting class, gender, Policy face amount, fund performance, loans, and riders added to the Policy.

If planned premiums and/or the Policy’s cash surrender value are not sufficient to cover the Policy’s monthly deductions, the Policy may lapse. The Policy contains a no-lapse guarantee benefit. The benefit ensures that the Policy will remain in effect during the Guarantee Period, provided that the Policy premium payments satisfy the No Lapse Guarantee Premium Test on each Monthly Deduction Day. If the premium payments do not satisfy the No Lapse Guarantee Premium Test during the Guarantee Period, policyowners will have the opportunity to reactivate the No Lapse Guarantee by paying an additional amount necessary to satisfy the test. The policy will pass the test on any Monthly Deduction Day if (a) – (b + c) + (d) is at least equal to the No Lapse Guarantee Required Premium as of that date, where:

(a) equals the cumulative sum of all premiums paid to date under the Policy;

(b) equals the amount of any partial surrenders and any associated processing fees;

(c) equals any outstanding Policy loan and accrued loan interest; and

(d) equals one No Lapse Guarantee Minimum Monthly Premium.

The length of the Guarantee Period is ten years from the Policy Date:

Planned premium payments end on the Policy anniversary on which the insured is age 121, except as needed to keep the Policy from lapsing.

Unplanned Premium Payments

A policyowner may make additional unplanned premium payments at any time before the policy anniversary on which the insured is age 121 as long as the insured is living. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the Policy to increase more than the Cash Value would increase, then NYLIAC may require proof of insurability before accepting the payment and applying it to the Policy. The minimum unplanned premium amount is $50. NYLIAC reserves the right to limit the number and amount of unplanned premiums. NYLIAC reserves the right to reject any premiums at any time. Acceptance of initial and subsequent premium payments is subject to our suitability standards.

If a policyowner exchanges another life insurance policy to acquire the Policy under Section 1035 of the IRC, NYLIAC will treat the proceeds of that exchange as an unplanned premium.

Underwriting Standards

The Policy will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender, health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying, etc.) Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and risk classification. Some states require that the policies be underwritten on a unisex basis. Uniform premiums and cost of insurance rates for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, risk classification, and face amount.

The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the Policy and the federal securities laws. The underwriting process includes a review of statements made by the insured in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. As the Policy is offered with expedited underwriting, healthy individuals may pay higher current cost of insurance rates than they would pay under a substantially similar policy offered by NYLIAC using a different underwriting method. If the Planned Premium for the Policy exceeds certain thresholds, we cannot perform expedited underwriting and the Policy will be offered with full medical underwriting. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

Policy Issuance

If a policyowner has coverage under a conditional temporary coverage agreement and the Policy is issued, the Policy will replace the temporary coverage. Coverage under the Policy will be deemed to have commenced on the Policy Date. In all other cases, if the Policy is issued, coverage under the Policy will take effect when NYLIAC receives the full initial premium payment in Good Order that the policyowner is required to make when the Policy is delivered.

Application

Individuals wishing to purchase a Policy must complete an application specifying the face amount, the name of the insured and certain other required information about the insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability.

Premium Processing

The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Specifications Page.

When a premium payment is received after the Policy is issued and accepted, NYLIAC will deduct any applicable premium expense charge, which includes applicable state tax and federal tax charges as provided for by the Policy. The balance of the premium—referred to as the Net Premium—will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner’s allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If the day NYLIAC receives a premium payment is not a Business Day or if the payment is received after 4:00 p.m., Eastern Time, then the payment will be applied on the next Business Day.

Policyowners can change his or her premium allocation any time a premium payment is made by sending NYLIAC a revised premium allocation form to one of the addresses listed on the prospectus cover page for the Policy (or to any other address that NYLIAC indicates in writing). They may also make such changes online at www.newyorklife.com. In order to make changes online, policyowners are required to register for access with a unique user name and password. Changes can also be made by authorized third parties (such as the registered representative or registered service assistant and through certain electronic means). Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

If a premium payment is returned for insufficient funds, NYLIAC will reverse the investment options chosen and reserves the right to charge the policyowner a $20 fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying fund company to cover any losses it incurs as a result of a returned payment. If NYLIAC incurs any loss as a result of the returned payment, NYLIAC will deduct the amount of the loss from the policyowner’s Cash Value. If an electronic (“Check-O-Matic”) premium withdrawal is returned for insufficient funds for two consecutive periods, the privilege to pay electronically will be suspended until the policyowner provides written notice to NYLIAC to reinstate it and NYLIAC agrees.

While held in the Fixed Account, Dollar Cost Averaging Plus Account (“DCA Plus Account”), or Dollar Cost Extension Account (“DCA Extension Account”), premium will be credited with interest at the then current rates. Interest accrues and is credited daily.

Free Look Provision

A Policy may be canceled within the period specified in the Policy or required by law (20 days in most states) after the policyowner receives it, by returning it to NYLIAC. Any Net Premiums will be allocated to NYLIAC’s General Account until the Initial Premium Transfer Date. To receive a refund, the policyowner must return the Policy to the Variable Products Service Center (“VPSC”) at one of the addresses on the cover page of the prospectus or to the registered representative from whom the policyowner purchased the Policy along with a written request in Good Order. On the Initial Premium Transfer Date, the net premiums plus any interest accrued are allocated to the Investment Divisions and/or the Fixed Account as elected by the policyowner. If the policyowner cancels the Policy, the policyowner will receive from NYLIAC the Policy’s Cash Value, plus any premium expense charges and Monthly Deduction Charges, minus loans and accrued loan interest calculated as of the Business Day that the VPSC or the registered representative from whom the policyowner purchased the policy receives the written request for cancellation in Good Order.

Repayment of Indebtedness

Loan interest accrues each day and is payable on the earliest of the following dates: the policy anniversary, the date of death of the insured, the date the Policy is surrendered, the date the Policy lapses, the date of a full loan repayment, or any other date specified by NYLIAC. Loan interest not paid when due will be charged as a new loan and will also accrue interest.

All or part of an unpaid loan can be repaid at any time while the Policy is still in effect. NYLIAC will consider any payment received from a policyowner to be a premium unless the policyowner indicates in writing that it is a loan repayment. When a loan repayment is received, NYLIAC will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account. Any remaining portion of payment will be allocated to the Investment Divisions in the same proportion as the amount of money the policyowner has in each Investment Division on the date of the loan repayment, unless the policyowner indicates otherwise and NYLIAC agrees. If there is no money allocated to the Investment Divisions on the date of the loan repayment, the entire remaining loan repayment amount will be allocated to the

Fixed Account. Repayments of loans from the DCA Plus Account or DCA Extension Account (together, the “DCA Accounts”) will be allocated to the Fixed Account.

If a loan is outstanding when the Life Insurance Proceeds or surrender proceeds become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If an unpaid loan and accrued interest exceed the Cash Value of the Policy less any applicable surrender charges, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee, if any, on NYLIAC’s records. If the policyowner does not pay the necessary amount within 31 days after the date NYLIAC mails the notice, the Policy will terminate.

Correction of Misstatement of Age or Gender

If the insured’s age or gender is misstated in the Policy application, NYLIAC will adjust the Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value (if applicable) and/or the life insurance benefit to reflect the correct age(s) and gender. NYLIAC will adjust the Life Insurance Proceeds provided by the Policy and any riders based on the most recent mortality charge for the correct date of birth and gender.

“Redemption Procedures” - Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute “redemptions” under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC’s policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a Policy. The principal difference between NYLIAC’s “redemption” procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account’s assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the Policy is presented including, for example, the Cash Surrender Value (or part thereof) or Alternative Cash Surrender Value (if applicable) or proceeds at death. There are also certain Policy provisions - such as the loan privilege - under which the Policy will not be presented to NYLIAC, but which will affect the policyowner’s benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws (as well as Policy provisions and NYLIAC’s administrative procedures) may require that certain requirements be met before NYLIAC is permitted to make payments to the payee. Part of the administrative procedures is that “Good Order” requirements must be met before any redemption proceeds (including full and partial surrenders, loans and life insurance benefits) can be paid.

Surrenders and Partial Surrenders

The owner of the Policy may request a partial surrender of an amount based upon the Cash Surrender Value of a Policy under the following conditions: (1) the insured is living; (2) the partial surrender amount requested is at least $100; and (3) the partial surrender will not cause the Policy to fail to qualify as life insurance under Section 7702 of the IRC. Partial surrenders are subject to surrender charges.

The owner of the Policy may surrender the Policy at any time while the insured is still living. The Cash Surrender Value of the Policy is the amount available upon a full surrender of the Policy if the Alternative Cash Surrender Value is not available. The Cash Surrender Value is equal to the Cash Value of the Policy less any applicable surrender charges and outstanding Policy loans (including any accrued loan interest).

If the owner of the Policy fully surrenders the Policy during the first 10 policy years, they may receive the Alternative Cash Surrender Value. Surrender of the policy for the Alternative Cash Surrender Value is not subject to a surrender charge.

During the CVE Period, the Alternative Cash Surrender Value is equal to the Available Cash Value of the Policy plus the Cash Value Enhancement. After the CVE Period, the Alternative Cash Surrender Value is equal to the Available Cash Value. After Policy Year 10, or upon lapse of the Policy, the Alternative Cash Surrender Value is equal to zero.

The Alternative Cash Surrender Value is not available to support Monthly Deduction Charges or for purposes of a loan or partial surrender. The Alternative Cash Surrender Value is also not available during the Free Look period, as part of an exchange under IRC Section 1035, or upon reinstatement of a lapsed policy.

The amount available for a surrender or withdrawal is based upon the Policy’s Cash Surrender Value or Alternative Cash Surrender Value, if available, at the end of the Business Day during which the written request for the surrender or partial surrender is received by NYLIAC in Good Order or, if received after close of the New York Stock Exchange (“NYSE”), the next Business Day. NYLIAC will process partial surrenders and surrenders at the accumulation unit values next determined after receipt of the withdrawal or surrender request (and receipt of the Policy, if it is a surrender request), and the withdrawal or surrender generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a Business Day or if the request is received after the close of regular trading on the NYSE, then the partial surrender or surrender will be effective on the next Business Day.

Applicable surrender charges for the Policy are calculated separately for the initial face amount. A decrease in face amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a full surrender prior to the decrease and the surrender charge which would be payable on a full surrender after the decrease.

In addition to the surrender charge, NYLIAC may charge a fee as specified in the Policy for processing a partial surrender. The partial surrender and the withdrawal fee will be deducted from the Fixed Account, Investment Divisions, or DCA Accounts, based on the partial surrender allocation. If the policyowner does not specify a partial surrender allocation, the partial surrender and withdrawal fee will be deducted from the Fixed Account, Investment Divisions, or DCA Accounts on a pro rata basis. When the policyowner makes a partial surrender, the Life Insurance Proceeds, the face amount, the adjusted total premium, the Cash Value, and/or the Cash Surrender Value and Alternative Cash Surrender Value may be reduced, as described in the Policy and the prospectus. NYLIAC reserves the right to limit the amount and frequency of partial surrenders. NYLIAC specifically reserves the right to prohibit partial surrenders once a Policy’s face amount has fallen below the minimum face amount requirement of $50,000.

Payment of Benefits

If the Policy is still in effect, NYLIAC will pay any Cash Surrender Value or Alternative Cash Surrender Value, partial surrenders, loan proceeds, or the Life Insurance Proceeds generally within seven days after receipt of all required documents in Good Order. However, NYLIAC can delay payment of any partial surrender from the Separate Account, loan proceeds attributable to the Separate Account, the Cash Surrender Value, Alternative Cash Surrender Value, or the Life Insurance Proceeds during any period that: (1) NYLIAC is unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists, or an eligible portfolio suspends redemptions pursuant to SEC Rules 2a-7 or 22e-3 under the 1940 Act or otherwise; or (2) the Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Accounts for up to 6 months from the date the request is received. NYLIAC can delay payment of the entire Life Insurance Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, NYLIAC makes a determination within thirty-one days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

In addition, Federal laws designed to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular Policy, NYLIAC would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or Life Insurance Proceeds. If a Policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrenders, loan proceeds, Life Insurance proceeds, or amounts due pursuant to the free look provision until such check or draft has been honored.

If payment of a Cash Surrender Value or Alternative Cash Surrender Value, or partial surrender is delayed for 30 days or more, NYLIAC adds interest at an annual rate equal to the minimum required by law. NYLIAC adds interest to Life Insurance Proceeds from the date of death to the date of payment at a rate at least equal to the minimum required by law.

Payment of Life Insurance Proceeds

The Life Insurance Proceeds are the amount payable to the named beneficiary when the insured dies, if the Policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Life Insurance Proceeds determined as of the date the insured dies. The Life Insurance Proceeds are calculated as described in the prospectus. The beneficiary will receive a single check for the amount of the Life Insurance Proceeds.

NYLIAC pays interest on the Life Insurance Proceeds from the date of death of the insured to the date the Life Insurance Proceeds are paid. If the insured dies during the 62-day late period, NYLIAC will subtract any outstanding loans (including accrued loan interest) and any unpaid or deferred monthly deductions from the Policy’s Life Insurance Benefit and then credit the interest. If the beneficiary dies before the insured, NYLIAC will pay the Life Insurance Proceeds in a lump sum to the owner, or if the owner has died, to the owner’s estate. NYLIAC may further adjust the amount of Life Insurance Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

If the death of the insured is a result of suicide within two years of the issue date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrender benefits paid. If a suicide occurs within two years of the effective date of a face amount increase, NYLIAC will pay the cost of insurance charges deducted from the Policy’s Cash Value for that increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

Changing the Face Amount

If the insured is still living and meets certain age requirements specified in the prospectus, the policyowner may, in writing to NYLIAC’s VPSC or to the policyowner’s registered representative, request a decrease in the face amount under the terms specified in the Policy. Any change in face amount must comply with minimum limits specified in the prospectus and SAI, and NYLIAC may limit any change in face amount. If approved, the change will be effective on the Monthly Deduction Day on or next following the date NYLIAC receives the signed request.

Decreases in face amount may result in (1) a change in the total policy cost of insurance charge; (2) a surrender charge applicable to the amount of the decreased Face Amount; or (3) adverse tax consequences.

Additional Benefits Through Riders

NYLIAC may offer additional benefits under the Policy through optional riders such as the Living Benefits Rider (also known as the Accelerated Benefits Rider), the Overloan Protection Rider, the Spouse’s Paid-Up Insurance Purchase Option Rider, and the Insurance Exchange Rider. Other riders may be offered. NYLIAC may assess an additional charge for a rider. Specific information concerning the operation of each of these riders is contained in the Prospectuses and in the rider form.

Policy Loans

Using the Policy as sole security, the policyowner can borrow any amount up to the loan value of the Policy. When a loan is requested a transfer of funds will be made from the Separate

Account (and/or the Fixed Investment Options, if so requested) to the Loan Account so that the Cash Value in the Loan Account is at least 100% of the requested loan plus any outstanding loan principal. This transfer will be made on a pro rata basis from the various Investment Divisions or Fixed Account Options, unless the policyowner specifies otherwise. The amount transferred to the Loan Account is not affected by the Separate Account’s investment performance. The portion of the Cash Value in the Loan Account equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than the rate specified in the Policy. The rate on the amount in the Loan Account may be different from the rate NYLIAC credits on the Fixed Account or amounts in the DCA Accounts. For the first 10 Policy Years, the rate credited on amounts in the Loan Account will never be less than 2% less than the rate charged for policy loan interest. Beginning in Policy Year 11, NYLIAC guarantees that the rate credited on amounts in the Loan Account will never be 0.25% less than the rate charged for policy loan interest. NYLIAC guarantees that the interest rate credited on the Loan Account will always be at least 2%. Currently, NYLIAC charges interest on Policy loans at a rate of 3% in Policy Years 1-10 and 2% in Policy Years 11 and beyond. The rate may be increased or decreased but will never exceed 6%.

Replacement Processing

The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by NYLIAC or appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives all necessary documentation in Good Order.

Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the Policy. NYLIAC will accept initial premium from one or more policies insuring the same insured that qualify for a tax-free exchange under Section 1035 of the IRC. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC in Good Order, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance’s cash value. Upon receipt of the premium from the existing insurer in Good Order, the Policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a Section 1035 exchange, the premium is held in the General Account until the requested funds are received from the existing insurer.

Policy Termination

The Policy does not terminate for failure to pay premiums since premiums, other than the initial premium, are not specifically required. Rather, if, on a Monthly Deduction Day, the No Lapse Guarantee is not in effect and the policy’s Cash Surrender Value is less than the monthly deduction charges, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

NYLIAC allows 62 days to pay the premium necessary to cover the overdue monthly deduction charges and/or 31 days to pay any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records, at least 31 days before the end of the late period which sets forth this amount. During the late period, the Policy remains in force. No new loans or partial surrenders may be taken during the late period. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end without any benefits. If the insured dies during the late period, NYLIAC will pay the Life Insurance Proceeds to the beneficiary. However, we will reduce the Life Insurance Proceeds by the amount of any unpaid loan and accrued loan interest and by any unpaid or deferred monthly deductions due from Cash Value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the insured dies. If the Policy’s No Lapse Guarantee is in effect, it may prevent the Policy from terminating during the No Lapse Guarantee Period provided that the No Lapse Guarantee Premium Test has been satisfied. The No Lapse Guarantee will end when the Guarantee Period ends. (See “‘Public Offering Price’ – Purchase and Related Transactions” above for more information on the No Lapse Guarantee Premium Test and the length of the Guarantee Period.)

Reinstatement

For a period of three (3) years after termination, the policyowner can request that NYLIAC reinstate the Policy while the insured is living. NYLIAC will not reinstate a Policy if it has been surrendered for its Cash Surrender Value or Alternative Cash Surrender Value. To reinstate his or her policy, the policyowner must submit payment equal to the sum of the following amounts:

●

An unplanned premium payment sufficient cover the Monthly Deduction Charges and any other policy charges for 3 month after the date of reinstatement multiplied by the factor shown in the Policy Specifications Pages;

●

An unplanned premium payment equal to any Monthly Deduction Charges or other policy charges that were due and unpaid at the time of termination multiplied by the factor shown in the Policy Specifications Pages; and

●	An amount ewual to any outstanding policy loans, together with accrued loan interest, that was not paid at the time of termination.

Such payment will be applied to the Investment Divisions and/or the Fixed Account as of the Business Day NYLIAC receives it and in accordance with the instructions of the policyowner. Payments received after 4:00 p.m., Eastern Time, on any Business day, or on any non-Business Day, will be credited on the next Business Day.

If the payment is made more than 31 days after the end of the Late Period, a written application and satisfactory evidence of insurability will be required.

The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement and receives the required reinstatement payment. If NYLIAC does reinstate the Policy, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The Cash Value of the reinstated Policy will be the reinstatement payment specified in the Policy net of applicable premium expense charges, plus the surrender charge which applies at the time of reinstatement, minus any monthly deduction charges due and unpaid at the time of termination, and minus any outstanding policy loans and accrued loan interest that was not paid from Cash Value at the time of termination. The Alternative Cash Surrender Value will not be reinstated.

“Transfer Procedures”

All or part of the Cash Value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, (3) from the DCA Accounts to the Investment Divisions of the Separate Account, (4) from the DCA Accounts to the Fixed Account, or (5) between the Investment Divisions of the Separate Account. A policyowner may not transfer any portion of the Cash Value from the Investment Divisions or the Fixed Account to the DCA Accounts. If, after a requested transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred.

Transfer requests received on a Business Day after the close of regular trading on the NYSE, or received on a non-Business Day, will be priced as of the next Business Day.

As described in the prospectus, there may be limits on maximum and minimum amounts that may be transferred among the Investment Divisions, from the Investment Divisions to the Fixed Account, from the DCA Accounts to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, and Interest Sweep options).

NYLIAC may impose a transfer charge of up to $30 per transfer for each transfer after the first twelve in any policy year on amounts transferred, other than transfers made in connection with Dollar Cost Averaging, Automatic Asset Rebalancing, DCA Plus, DCA Extension and Interest Sweep options. Any unused transfers do not carry over to the next Policy Year. NYLIAC also may restrict transfers, as described in the prospectus.

Transfer requests must be in writing on a form approved by NYLIAC or by telephone (or other electronic means) in accordance with procedures established by NYLIAC. Policyowners may submit a Trading Authorization Form to VPSC to authorize NYLIAC to accept electronic instructions from a registered representative and registered service assistant to make transfers on their behalf.

Transfers may be prohibited or restricted in accordance with the disclosures in the prospectus with respect to market timing or other frequent or abusive transactions.

Dollar Cost Averaging

Through a process called Dollar Cost Averaging (“DCA”), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and/or the Fixed Account. The policyowner can elect this option as long as the Cash Value is $2,500 or more. The policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. The policyowner cannot transfer any portion of the Cash Value of the Policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Accounts. DCA transfers do not count as transfers toward any free transfer limit.

NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a request no later than five (5) Business Days prior to the date DCA transfers are to commence, and the Cash Value of the policy must be at least $2,000.

The DCA feature may be canceled at any time by written request or by contacting NYLIAC by phone on its toll-free number (1-800-598-2019). The feature will be automatically suspended if the Cash Value is less than $2,000. The policyowner may not elect DCA if Automatic Asset Rebalancing has been chosen. The policyowner may alternate between these two features. DCA is not available when the DCA Plus Program or DCA Extension Program is in place.

In addition, the policyowner may participate in the DCA Plus Program. If this program is selected, the policyowner may not use DCA, AAR or Interest Sweep until the account is closed for 12 months following the Initial Premium Transfer Date. If the policyowner elects to participate in the program, the entire initial net premium, which must be a minimum of $1,000, must be allocated to the DCA Plus Account. Subsequent premiums received within 12 months following the Initial Premium Transfer Date will also be allocated to the DCA Plus Account unless the policyowner directs otherwise. The DCA Plus Program allows the policyowner to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over a 12 month period. These transfers reflect the policyowner’s allocation selection regarding automatic transfers. The DCA Plus Account credits interest at a rate determined by NYLIAC but never less than 2%. Interest accrues and is credited daily. Net premium payments to the DCA Plus Account will receive the applicable interest rate in effect on the Business Day NYLIAC receives that premium payment. Interest rates for subsequent premium payments into the DCA Plus Account may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Plus Account. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions. Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthiversary of the Initial Premium Transfer Date for a period of twelve months immediately following that transfer date. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on a formula provided in the prospectus.

The DCA Plus Program may be canceled at any time by written request. Upon receiving a cancellation request, NYLIAC will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by the policyowner.

In addition to the DCA Plus Program, the policyowner may also participate in the DCA Extension Program. This program is only available after issue and completion of the DCA Plus Program (if applicable), and only for the first seven policy years (the “DCA Extension Availability Period”). If this program is selected, any single premium payment received during the DCA Extension Availability Period that is a minimum of $10,000 will be applied to the DCA Extension Account. Beginning on the monthiversary of the date NYLIAC receives an eligible premium, and continuing for a period of 12 months after receipt of such premium, NYLIAC will make periodic transfers on the policyowner’s behalf from the DCA Extension Account into the Investment Divisions and/or Fixed Account in accordance with policyowner instructions.

The DCA Extension Account credits interest at a rate determined by NYLIAC but never less than 2%. Interest accrues and is credited daily. Net premium payments to the DCA Extension Account will receive the applicable interest rate in effect on the Business Day NYLIAC receives that premium payment. Interest rates for subsequent premium payments into the DCA Extension Account may be different from the rate applied to prior premium payments made into the DCA Extension Account. Amounts in the DCA Extension Account only earn the DCA Extension Account interest rate while they are in the DCA Extension Account waiting to be transferred to the Investment Divisions. Policyowners may make a maximum of 12 DCA Extension eligible premium payments in a given calendar year. Each eligible premium received by us during DCA Extension Availability Period will have its own 12 month transfer schedule based on a formula provided in the prospectus.

The DCA Extension Program may be canceled at any time by written request. Upon receiving a cancellation request, NYLIAC will transfer the entire DCA Extension Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by the policyowner..

Automatic Asset Rebalancing

Through a process called Automatic Asset Rebalancing (“AAR”), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. This option may be elected as long as the Separate Account Value is $2,500 or more. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in each of these Investment Divisions, the day of the month for the rebalancing (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually). AAR transfers do not count as transfers toward any free transfer limit.

To set up AAR, or to modify an existing AAR, the policyowner may contact NYLIAC by phone on its toll-free number (1-800-598-2019), or send a completed AAR form to the VPSC at one of the addresses listed on the first page of the prospectus (or by any other method NYLIAC makes available). In order to process AAR transfers, NYLIAC must have received the request no later than five (5) Business Days prior to the date transfers are scheduled to begin, and the Separate Account Value of the policy must be at least $2,000 for this feature as stated in the prospectus. The AAR feature may be canceled at any time by calling NYLIAC toll-free at 1-800-598-2019 or by written request. The feature will be automatically suspended if the Cash Value is less than $2,000 on a rebalancing date. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these features. Funds in the DCA Accounts are not eligible for AAR.

The policyowner’s AAR will be cancelled if a premium allocation change or transfer is submitted (by the policyowner or on the policyowner’s behalf) that is inconsistent with the current AAR arrangement. This outcome can be prevented if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer.

Interest Sweep

Through the process called Interest Sweep, the policyowner may instruct NYLIAC to periodically transfer the interest earned in the Fixed Account into Investment Divisions the policyowner specifies. The policyowner will specify the percentages of Fixed Account interest to be transferred to each Investment Division, the date this feature will start, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of transfers, either monthly, quarterly, semi-annually or annually as long as the amount in the Fixed Account is at least $2,500. The policyowner may specify any day of the month to make these transfers, with the exception of the 29th, 30th and 31st of a month. The request must be received by NYLIAC five (5) Business Days prior to the date transfers are scheduled to begin. Interest Sweep transfers do not count as transfers toward any free transfer limit.

If an interest sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount the policyowner has in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, NYLIAC will not process the transfer and will suspend the interest sweep feature. If the amount in the Fixed Account is less than $2,000, NYLIAC will automatically suspend this feature. Once the amount in the Fixed Account equals or exceeds $2,000, the interest sweep feature will resume automatically as scheduled. The policyowner may not choose the Interest Sweep feature if they have allocated any part of their Policy expenses to the Fixed Account. Policyowners may request Interest Sweep in addition to either Dollar Cost Averaging or Automatic Asset Rebalancing. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Rebalancing transfer, NYLIAC will process the Interest Sweep Transfer first. The Interest Sweep feature may be canceled at any time by calling NYLIAC toll-free at 1-800-596-2019 or by written request to one of the addresses listed on the first page of the prospectus (or any other address NYLIAC indicates in writing). Interest Sweep is not available when the DCA Plus Program or DCA Extension Program is in place.

Exchange Procedure

At any time within 24 months of the Issue Date, the policyowner may exchange the Policy for a new permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability or a surrender charge. The date of exchange will be the later of (a) the date NYLIAC receives the Policy along with a proper written request; or (b) the date NYLIAC receives the necessary payment for the exchange. The new policy will have the same Issue Date, issue age, initial face amount, and risk classifications as the original Policy. All riders will end unless otherwise required by law. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) submission of a written request in Good Order.

From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued. Any such exchanges would be subject to all applicable provisions of Section 11 of the Investment Company Act of 1940.